UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

NETSTAIRS.COM, INC.
(Name of Small Business Issuer in its charter)

Florida	65-0995518

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2821 East Commercial Blvd., Suite 201, Ft. Lauderdale, Florida	33308

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (954) 229-0900

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.0001 par value per share
(Title or class)

Page

PART I
ITEM 1.	DESCRIPTION OF BUSINESS
ITEM 2.	PLAN OF OPERATION
ITEM 3.	DESCRIPTION OF PROPERTY
ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5.	MANAGEMENT
ITEM 6.	EXECUTIVE COMPENSATION
ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8.	DESCRIPTION OF SECURITIES
PART II
ITEM 1.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
ITEM 2.	LEGAL PROCEEDINGS
ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
ITEM 1.	FINANCIAL STATEMENTS AND EXHIBITS

PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Overview

     NetStairs.com, Inc. is an Internet-based communications and broadcast company. We have developed innovative and creative content, which will allow our clients to employ our services to create and deliver custom tailored video e-mail messages to their targeted audience at an attractive price. We will provide highly imaginative images and video with sound via e-mail with no plug-ins and no players at a reasonable cost. Through this technology we have developed a high quality Internet video e-mail service, which we have named a “Cybermercial.”

     We were organized under the laws of the State of Florida in March 2000. Our fiscal year end is March 31.

     We maintain our principle executive offices at 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308. Our telephone number is (954) 229-5099. Our Website is http://www.netstairs.com.

Strategy

     We intend to provide complete Internet video e-mail and related services. These services include conversion of video into digital format, optimizing e-mail distribution lists and optional services including scripting, producing and broadcasting of Cybermercial. We will offer a complete in-house turnkey service to our customers. Our goal is to introduce innovative and creative video e-mailing solutions under our Cybermercial technology. We believe that Cybermercial will allow our clients to employ our technology and services to create and deliver custom tailored messages to their target audience at an attractive price. This price should be substantially lower than direct mail, television and radio advertising, as well as print publications.

Operations

     We have recently introduced an Internet video e-mail service targeted to national accounts, major advertisers and small and large businesses, which deliver images and video with sound via e-mail, but does not require plug-ins or executables.

Industry Background

     Video e-mail messaging started when companies including Philips, Kodak, Sony, Intel, and a host of other smaller organizations developed a consumer based video mail product. This approach had limitations due to the quality of video, image size, frames per second, and adaptability within the marketplace.

General

     We provide a complete in-house video e-mail service and optional production solutions, including scripting, production, and broadcasting. A Cybermercial delivers video e-mail messages using e-mail combined with video and sound.

     Our service and technology enables us to produce and deliver highly imaginative images and video with sound via e-mail with no plug-ins and no executables. This instantaneous video e-mail is sent direct to a targeted audience. Our technology is compatible with popular media players such as Microsoft Media Player, Real Networks and Apple Quick Time.

     We intend to generate revenue by sales, production and service of our Cybermercials. We charge between $.10 and $.04 cents per e-mail address for delivering a Cybermercial. In addition, we charge hourly for optional valued added services such as video streaming, video conversion, video production and other related services. Our hourly services range from $100 to $300.

Production

     We have the capacity to produce and process a Cybermercial, including all graphic and video productions. From concept to scripting, production to editing, we will customize production to specific needs. Our production staff will create a Cybermercial on location and supply all necessary equipment and technology to create a Cybermercial to fill specific needs of individual clients.

Technology

     Our Cybermercial technology converts standard video into a very small e-mail file which is sent as an attachment to an e-mail. Our technology is compatible with industry standard video codecs which are compression formulas that compress and decompress computer codes into video graphic displays. Examples of codecs are Microsoft Media Players, Motion Picture Expert Group (MPEG), Apple Quick Time and Real Network’s Real Player. We believe our technology enables us to create and deliver video e-mails of any file size.

     We believe that our technology is not as vulnerable to viruses as other similar types of technology. Other technologies must be accompanied by certain programs known as “executables.” An executable is a program that downloads and plays the video. A virus can easily attach to executables. Our Cybermercial attachments are based on Industry Standard MPEG-1 file structure which is a “non-streaming” method of video delivery. The MPEG-1 file we use has a very small file size of under 700K for thirty seconds of video. It works universally and reliably on PC, MAC or UNIX based systems with no executable files or plug-ins. We believe that this structure makes our Cybermercial less susceptible to viruses and permits our Cybermercial to work with most common media players.

Marketing

     We intend to aggressively market to businesses that use the Internet as a part of their marketing or advertising strategy. Specifically, this would include companies that are currently using e-mailings as a part of their communication to clients and prospective clients. We plan to launch our own e-mail advertising campaign using our own Cybermercial. We will also rely on an Internet presence through our Website www.netstairs.com.

Potential Target Clients

     There are many potential users of our services. This list of potential users includes, but is not limited to:

Advertisers/Advertising Agencies
Entertainment/Music Industry
Manufacturers/Distributors
Charities/Fund Raising
Political Message
Public Relation Firms
Investment and Financial Industry
Trade Show Promoters
Catalogue/Direct Mail Operations
Retailers

Competition

     There are many companies who market video e-mail software. There are also many forms of electronic advertising and messenger services that will compete directly with our technology. In addition, we compete against traditional forms of advertising such as newspapers, radio and television.

Intellectual Property

     We have recently filed a trademark application with the Federal Trademark and Patent Office for the names “Cybermercial” and “Netstairs.com”. We currently have no patent protection over our Cybermercial technology.

Employees

     As of April 2002 we had 3 part-time employees. Our employees currently work approximately 20 hours per week. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

Research and Development

     We have, since inception, used substantially all of our resources to develop our software system and establish a secured communication infrastructure. As of this date we are not certain as to whether these costs will be directly borne by any customer. From inception through March 31, 2002, we have spent approximately $1,861,000, including approximately $1,200,000 of salary expense.

Government Regulation

     Our operations are not subject to any material government regulations nor any other material regulations.

Material Agreements

     As of the date of this registration statement we have no material agreements. We provide services to our customers under individually negotiated sales order contracts.

ITEM 2.       MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

General

     Management’s discussion and analysis contains various forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward looking terminology such as “may,” “expect,” “anticipate,” “estimates” or “continue” or use of negative or other variations of comparable terminology. Management cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in forward looking statements, that these forward looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in forward looking statements.

Critical Accounting Policies

     Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the financial statements:

Use of Estimates

     Management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to valuation allowance for the deferred tax asset, useful life of fixed assets and valuation of common stock issued for services. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

     For the year ended March 31, 2002 we had revenues of $113,400 as compared to $1,725 for the year ended March 31, 2001. This increase reflects commencement of our business operations during the year ended March 31, 2002. The majority of our revenues are attributable to Cybermercials we produced for American Express, Pepsi, Mountain Dew and RiteAid.

     Our operating expenses for the year ended March 31, 2002 were $1,034,246 as compared to operating expenses of $845,961 for the year ended March 31, 2001. The $188,285 increase in operating expenses was primarily due to an increase in selling, general and administrative expenses which reflects the commencement of our business operations, the development of our website and related development costs. Selling, general and administrative expenses increased by $177,722 to $371,952 for the year ended March 31, 2002 from $194,230 for the year ended March 31, 2001. Operating expenses also includes salary expense, which for the years ended March 31, 2002 and March 31, 2001 was $650,000 and $644,700, respectively. Salary expense, which has contributed to a majority of our loss, reflects the salaries of our executive officers. Our executive officers have accrued the majority of their salaries.

Liquidity and Capital Resources

     We have incurred a net loss for the year ended March 31, 2002 of $920,846 as compared to a net loss for the year ended March 31, 2001 of $844,236. Since our inception in we have had limited revenues, as we commenced the marketing of our Cybermercial during the year ended March 31, 2002.

     As of March 31, 2002, we had existing cash reserves of $25,911. At March 31, 2002 we had a working capital deficit of $1,285,483. Since inception we have been dependent upon proceeds from the sale of our securities and advances from our executive officers to maintain our operations. We believe that in order to satisfy our cash requirements necessary to facilitate our business plan and commence our operations over the next 12 months we will need to raise capital through third party financing or a private placement of our securities. Subject to availability of funding, our burn rate for the next 12 months should be about $900,000. Excluding anticipated salary expense, our burn rate over the next 12 months is $400,000. Our chief executive officer intends to provide loans to our company to support operations. In addition, in April 2002 we received $11,575 from a private investor in exchange for 11,575 shares of our common stock. We cannot provide any assurances that we will be able to secure financing necessary to facilitate our business plan.

Plan of Operations

     The company intends to expand its operations over the next 12 months by seeking new customers and establishing agent and distribution networks. We have recently engaged an agent in Hong Kong and China in order to expand our operations to the Far East. As our business grows we plan to add additional employees in sales and technical operations. Management believes our current facilities are sufficient to maintain our current operations and future operations.

     We cannot provide assurances that we will be able to successfully implement our business strategy or penetrate the advertising market or attain a wide following for our services, or that we will ever attain a level of profitability. In addition, we remain subject to all the risks inherent in a start-up enterprise. Our prospects must be considered in light of the numerous risks, expenses, delays, problems frequently encountered in the establishment of a new business in industries characterized by emerging markets and intense competition.

     We have incurred significant losses and have negative cash flow from operations. Our auditors have included a paragraph in their report on our annual financial statements for the years ended March 31, 2002 and 2001 which expresses concern about our ability to continue as a going concern unless we can secure additional financing. We expect significant operating losses to continue at least through March 2003. There can be no assurances that any additional funding will be available or, if available, that such funding can be obtained on favorable terms.

ITEM 3.       DESCRIPTION OF PROPERTY.

     We do not own any real property. We currently maintain our offices at 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308. We currently occupy this space on a month to month basis for approximately $450 per month. We lease this space from g4, Inc., a company wholly owned by our chief executive officer.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information as of the date of this registration statement regarding beneficial ownership of our common stock by (1) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (2) by each director and executive officer and (3) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned. Unless otherwise disclosed, the address for each beneficial holder below is 2821 E. Commercial Blvd., Suite 201, Fort Lauderdale, FL 33308.

     Under securities laws, a person is considered to be the beneficial owner of securities owned by him, his spouse and others to whom the law attributes ownership, as well as securities that can be acquired by him within 60 days from the date of this prospectus, including upon the exercise of options, warrants or convertible securities. We determine a beneficial owner’s percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person, and which are exercisable within 60 days of the date of this prospectus, have been exercised or converted.

	Number of	Percentage of
Name and Address	Shares Owned	Shares Owned

Ahmad Moradi, CEO	1,620,000	25.6%
Gary Reeves 9870 Lyons Creek Road Wellard, Ontario L3C 764	1,120,000	17.7%
Phillip Rowe Jones 5560 N.E. 20th Avenue Fort Lauderdale, FL 33308	750,000	11.9%
Jamie Smith(1) 4450 N.E. 23rd Avenue Lighthouse Point, FL 33064	1,000,000	15.8%
Barry Smith 4450 N.E. 23rd Avenue Lighthouse Point, FL 33064	620,000 (1)	9.8%
Officers and Directors as a group (3 persons)	3,490,000	55.2%

(1)	Jamie Smith’s husband is Barry Smith, a former employee of our company.

ITEM 5.       MANAGEMENT.

Officers and Directors

     The following table sets forth certain information concerning each of our directors and executive officers:

Name	Age	Positions Held

Ahmad Moradi	47	Chairman of the Board of Directors, Chief Executive Officer, President
Phillip Rowe Jones	39	Executive Vice President of Production and Director
Gary Reeves	64	Director

     Ahmad Moradi has served as our officer and director since inception. He currently serves as chairman and chief executive officer of Biomed Research Technologies, Inc., a biomedical technology company and Interchange Medical, Inc., a pharmaceutical delivery company trading on the OTC Bulletin Board. He has 20 years of experience in information technology, communications, software development, marketing, business management, mergers, acquisitions and managing public corporations. From August 1998 through July 2000 he was chairman and chief executive officer of WorldCast Interactive, Inc., a public company. Since 1992, he has served as president of g4, Inc., an information technology and business strategy growth consulting firm serving Fortune 500 and small firms worldwide. Dr. Moradi obtained his undergraduate degree in the fields of mathematics, engineering and international business from Florida Atlantic University. He received a Ph.D. in management information systems from LaSalle University. Dr. Moradi has been inducted in over 20 Who’s Who Registries Worldwide.

     Phillip Rowe Jones has served as an officer since May 2000. He has been in the direct response and creative business since 1988 when he started RadioVision Incorporated, a firm that specializes in producing radio and TV commercials. RadioVision is a specialist in direct response advertising, image design and consulting. Rowe former clients include Sears, Kingworld, Guthy Renker, NASCAR, Ron Jon Surf Shop and Universal Studios. His involvement has ranged from on-camera talent, voice talent, writer, producer, director, media planner and consultant. Mr. Rowe’s responsibilities with our company include overseeing all production and marketing.

     Gary Reeves has served as our director since inception. Since 2000 he has owned R.W. Herring Fish and Chips, a private company located in Canada. Mr. Reeves has been a successful investor and entrepreneur for over 40 years encompassing various industries and businesses. From 1997 through 2000 he served as a director of Maxwell Rand Holdings, Inc., a development stage computer technology company. Currently he is also an instructor of professional skating and hockey skills with several clinics in Canada and the United States.

Key Employee

     Barry Smith served as an employee of our company from inception through April 1, 2002, involved on matters relating to business development and corporate strategies. In September 1996, Mr. Smith was subject to an SEC order of permanent injunction from violation of the federal securities’ laws and other relief.

Election of Directors

     Each of our directors are elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his or her successor is elected and qualified. The bylaws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified.

Appointment of Officers

     Officers are elected annually by our board of directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the board of directors.

ITEM 6.      EXECUTIVE COMPENSATION.

     The following table sets forth compensation awarded to, earned by or paid to our chief executive officer and each executive officer whose compensation exceeded $100,000 for the year ended March 31, 2002. The compensation table below excludes shares of common stock issued upon our inception.

Summary Compensation Table

						Other Annual
Name and Principal Position	Year	Salary ($)		Bonus ($)		Compensation ($)

Ahmad Moradi, CEO	2002	$250,000	(2)	$—		$60,000	(3)
and Chairman	2001	$250,000	(1)	$500	(5)	$15,000	(3)
Phillip Rowe Jones,	2002	$150,000	(2)	$—		$60,000	(4)
EVP	2001	$137,500	(2)	$500	(5)	$15,000	(4)

(1)	Majority of salary has been accrued.
(2)	Salary has been accrued.
(3)	Dr. Moradi received an aggregate of 120,000 shares of common stock for serving on our board of directors.
(4)	Mr. Jones received an aggregate of 120,000 shares of common stock for serving on our board of directors.
(5)	Received an option to purchase 500,000 shares of common stock exercisable at $.001 per share in connection with the execution of his employment contract. Options were exercised subsequent to year ended March 31, 2002.

Option Grants in Last Fiscal Year

     None.

Aggregated Year End Option Table

     The following table sets forth certain information concerning unexercised stock options as of March 31, 2002. No stock appreciation rights were granted or are outstanding.

	Number of Unexercised Options		Value of Unexercised In-the-Money
	Held at March 31, 2002		Options at December 31,2002 (1)

	Exercisable	Shares Acquired	Unexercisable	Exercisable	Unexercisable
Name	(#)	on Exercise	(#)	($)	($)

Ahmad Moradi	500,000	500,000	—	$499,500	—
Phillip Rowe Jones	500,000	500,000	—	$499,500	—

(1)	Options are exercisable at $.001 per share. There is currently no public trading of our common stock. Market value of $1.00 per share is based on the price our common stock was sold under a private placement conducted in late 2001. The options were exercised in April, 2002, subsequent to fiscal year ended March 31, 2002.

Employment Agreements

     Ahmad Moradi, Chief Executive Officer and Chairman. We have entered into a five year employment agreement with Dr. Moradi, which commenced April 1, 2000. Under the terms and conditions of his employment agreement, Dr. Moradi receives an annual base salary of $250,000 and an annual bonus equal to no less than 1 1/2% of the net profits of the company. In addition, Dr. Moradi received stock options to purchase 500,000 shares of common stock, exercisable at $.001 per share, upon entering into his employment agreement. During the term of Dr. Moradi’s employment agreement he will be entitled to participate in and receive medical reimbursement and other benefits. He is also entitled to a two week paid vacation per year. In the event that Dr. Moradi is terminated without cause, the company shall pay Dr. Moradi severance pay equal to his base salary and company performance adjustment due pursuant to his agreement for a period of 36 months. In addition, in the event of death, we will pay the estate of Dr. Moradi the lesser of the salary for the remaining five-year period or the salary for the remaining period of the agreement. Proceeds of life insurance, if any, paid to the designated beneficiary of Dr Moradi will be deducted from the above payments. In the event of a change in control, as defined by the agreement, Dr. Moradi has the right to resign within two years of such change in control or he is terminated for any reason other than for substantial cause, he is entitled to the greater of three years base salary or the base salary for the remaining term of the agreement; plus an amount equal to two times the largest of the total of the bonuses previously paid in any one year.

     Phillip Rowe Jones, Executive Vice President of Production. We have entered into a five year employment agreement with Mr. Jones, which commenced May 1, 2000. Under the terms and conditions of his employment agreement Mr. Jones receives an annual base salary of $150,000 and is entitled to an annual bonus equal to no less than 1 1/2% of the net profits of the company per year. In addition, Mr. Jones received options to purchase 500,000 shares of the company, which are exercisable at $.001 per share. During the term of Mr. Jones’ employment agreement he will be entitled to participate in and receive medical reimbursement and other benefits. He is also entitled to a two week paid vacation per year. In the event that Mr. Jones is terminated without cause, the company shall pay Mr. Jones severance pay equal to his base salary and company performance adjustment due pursuant to his agreement for a period of 36 months. In addition, in the event of death, we will pay the estate of Mr. Jones the lesser of the salary for the remaining five-year period or the salary for the remaining period of the agreement. Proceeds of life insurance, if any, paid to the designated beneficiary of Mr. Jones will be deducted from the above payments. In the event of a change in control, as defined by the agreement, Mr. Jones has the right to resign within two years of such change in control or he is terminated for any reason other than for substantial cause, he is entitled to the greater of three years base salary or the base salary for the remaining term of the agreement; plus an amount equal to two times the largest of the total of the bonuses previously paid in any one year.

     Barry Smith, Employee. We entered into a five year employment agreement with Mr. Smith, which commenced April 1, 2000. Under the terms and conditions of his employment agreement Mr. Smith received an annual base salary of $250,000 and was entitled to an annual bonus equal to no less than 1 1/2% of the net profits of the company per year. In addition, Mr. Smith received options to purchase 500,000 shares of the company, which were exercised at $.001 per share. Mr. Smith voluntarily resigned from our company on April 1, 2002. He is not entitled to any compensation under his employment agreement on a going forward basis.

     Our executive officers have accrued salaries for the services they performed in the fiscal years ended March 31, 2001 and 2002. Dr Moradi and our Mr. Jones have orally agreed to defer their pay until such a time that our company has revenues and can retire its obligation either in stock or cash.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     For the years ended March 31, 2002 and March 31, 2001, Ahmad Moradi, our chief executive officer, and Barry Smith, a shareholder and former employee of our company, have advanced $12,010 and $5,500. These advances were made to fund the working capital requirements of the company.

     For the years ended March 31, 2002 and 2001, consulting service fees in the amount of $2,500 and $4,000, respectively, were paid to RadioVision Incorporated, a company wholly-owned by Mr. Rowe Jones, for production and advertising services.

     We lease our office space from g4, Inc., a company wholly-owned by Ahmad Moradi, on a month-to-month basis. Rental expense for the years ended March 31, 2002 and 2001 was $5,400 and $3,150, respectively.

     We purchased certain programming services from g4, Inc., a company wholly-owned by Ahmad Moradi, during the years March 31, 2002 and 2001. The fees paid for these services were $85,500 and $18,628, respectively.

ITEM 8.       DESCRIPTION OF SECURITIES.

Common Stock

     Our authorized capital stock currently includes 100,000,000 shares of common stock, par value $.0001 per share. The holders of common stock:

•	have equal ratable rights to dividends from funds legally available when and if declared by the board of directors;

•	are entitled to share ratably in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

•	are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     All shares of common stock now outstanding are fully paid and non-assessable. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors. Our board of directors is empowered to take all actions necessary to increase the number of shares authorized as necessary, and subject to appropriate financing arrangements, intends to alter our capital stock structure.

Preferred Stock

     We are authorized to issue 50,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely effect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in our control. To date, we have not issued any shares of preferred stock.

Options and Warrants

     In April 2000 and May 2000 we issued options to purchase an aggregate of 1,500,000 shares of our common stock exercisable at $.001 per share to three of our employees. These options were issued pursuant to employment agreements. The options were exercised on April 19, 2002.

2000 Performance Equity Plan

     In April 2000, our board of directors and majority shareholders implemented a 2000 Performance Equity Plan. We have reserved 4,000,000 shares of common stock for issuance under this plan. This plan authorizes the granting of awards of up to 4,000,000 shares of common stock to our key employees, officers, directors and consultants. Awards consist of stock options (both nonqualified options and options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the plan. As of the date of this registration statement, no stock options are outstanding under the plan.

     The plan is administered by our board of directors which determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including their vesting schedule, subject to the provisions of the plan.

     In connection with incentive stock options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of our outstanding stock). The aggregate fair market value of shares for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Nonqualified stock options granted under the plan may be granted at a price determined by the board of directors, not to be less than the fair market value of the common stock on the date of grant.

PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for our shares of common stock. There are currently 6,320,867 shares of our common stock outstanding. 279,725 of our outstanding shares of common stock are free trading. The remaining shares of our common stork are defined as restricted stock under the Securities Act. Of the 6,320,867 shares currently outstanding, 4,490,000 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, the sale of our remaining outstanding shares is subject to Rule 144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above. As of the date of this offering, none of our shares of common stock are eligible for resale under Rule 144.

     There are currently 44 holders of record of our common stock.

     We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.       LEGAL PROCEEDINGS.

     None.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no disagreements with the findings of our accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

     From April 2000 to July 2000, we issued an aggregate of 3,460,725 shares of our common stock to 23 individuals, of which 5 were directors, officers, key employees, or advisors of our company. These founders received the shares at $.0001 per share. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act and the shares were marked with the appropriate restrictive legend. The shareholders had access to information concerning our company and had the opportunity to ask questions regarding out company.

     Between August 2000 and September 2000, we sold 800,000 shares of our common stock to 16 investors. The shares purchased in this private placement were sold at $0.25 per share. These shares were issued pursuant to the exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933. The shares were marked with the appropriate restrictive legend. The shareholders had access to information concerning our company and had the opportunity to ask questions regarding out company.

     On November 3, 2000, we issued 37,500 shares of our common stock to Atlas Pearlman, P.A. in lieu of payment for services provided to our company. The shares were valued at a price of $0.25 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. Atlas Pearlman, P.A. had access to information about our company and had the opportunity to ask questions about our company.

     On August 21, 2000, we issued 5,000 shares of our common stock to Southern Exposure, Inc. in lieu of payment for website consulting services provided to our company. The shares were valued at a price of $.25 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The shareholder had access to information about our company and had the opportunity to ask questions about our company.

     On August 23, 2000, we issued 17,900 shares of our common stock to Steven Lindenbaum in lieu of payment for accounting and printing services provided to our company. The shares were valued at a price of $.25 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The shareholder had access to information about our company and had the opportunity to ask questions about our company.

     On October 2, 2000, we issued 2,800 shares of our common stock to Adrian McCleeland in lieu of payment for computer consulting services provided to our company. The shares were valued at a price of $.25 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The shareholder had access to information about our company and had the opportunity to ask questions about our company.

     On September 15, 2000, we issued 5,000 shares of our common stock to Charles Ponticello in lieu of payment for computer consulting services provided to our company. The shares were valued at a price of $.25 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The shareholder had access to information about our company and had the opportunity to ask questions about our company.

     In December 2000, we granted 180,000 shares of common stock to our 3 directors for services provided for the year ended March 31, 2001. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The directors had access to information about our company.

     On August 21, 2000, we issued 26,582 shares of our common stock to an independent equipment supplier. These shares were issued in lieu of payment for computers we purchased. The shares were valued at a price of $0.25 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or available exemption. The equipment supplier had access to information about our company and had the opportunity to ask questions about our company.

     In February 2002, we completed a private placement offering of 30,000 shares of common stock. We issued a total of 30,000 shares of common stock at $1.00 per share for a total of $30,000 to an accredited investor. The securities issued pursuant to the private placement were issued under an exemption from registration provided by Rule 506 of Regulation D. The shares issued contain a legend restricting their transferability absent registration or available exemption. The investor had access to information about our company and had the opportunity to ask questions about our company.

     On March 28, 2002, we issued 60,000 shares of our common stock to Richard Paull, an employee of our company, for services commencing on January 1, 2002 and future services through December 2002. The shares issued were valued at $1.00 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or available exemption. The employee had access to information about our company and had the opportunity to ask questions about our company.

     On April 7, 2001, we issued 9,960 shares of our common stock to Steven Lindenbaum and Clarence Lashley in lieu of payment for accounting and printing services provided to our company. The shares were valued at a price of $1.00 per share. The shares were issued pursuant to the exemption for registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The consultants had access to information about our company and had the opportunity to ask questions about our company.

     In December 2001, we granted 180,000 shares of common stock to our 3 directors for services provided for the year ended March 31, 2002. These shares were issued in April 2002. We recorded compensation expense of $180,000. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or an available exemption. The directors had access to information about our company.

     In April 2002 we sold 11,575 shares of our common stock to an accredited investor. The shares purchased in this private placement were sold at $1.00 per share. The securities issued pursuant to the private placement were issued under an exemption from registration provided by Rule 506 of Regulation D. The shares issued contain a legend restricting their transferability absent registration or available exemption. The investor had access to information about our company and had the opportunity to ask questions about our company.

     On April 19, 2002, two of our employees and a former employee exercised options to purchase an aggregate of 1,500,000 shares of our common stock. The options were exercised at $.001 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shares issued contain a legend restricting their transferability absent registration or available exemption. The individuals had access to information about our company.

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of our company, or served any other enterprise as director, officer or employee at the request of our company. The board of directors, in its discretion, shall have the power on behalf of our company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of our company. Indemnification of officers or persons controlling our company for liabilities arising under the Securities Act of 1933 has been determined by the Securities and Exchange Commission to be against public policy and unenforceable.

PART F/S

ITEM 1.      FINANCIAL STATEMENTS AND EXHIBITS.

(1)  The following financial statements are filed as part of this Report:

Audited balance sheet as of March 31, 2002 and related statements of operations, stockholders’ deficit and cash flows for the years then ended March 31, 2002 and March 31, 2001.

(2)  Exhibits:

3.0	Articles of Incorporation*
3.2	Bylaws*
4.0	2000 Performance Equity Plan*
10.1	Form of Sales Order Contract*
10.2	Employment Agreement with Dr. Moradi*
10.3	Employment Agreement with Rowe Jones*
21	Subsidiaries of the Registrant*

*  Included herein.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Netstairs.com, Inc.

July 17, 2002	By:	/s/ Ahmad Moradi

Ahmad Moradi, President, Chief Executive Officer and Chairman of the Board

July 17, 2002	By:	/s/ Philip Rowe Jones

Philip Rowe Jones, Executive Vice President and Director

July 17, 2002	By:	/s/ Gary Reeves

Gary Reeves, Director

NETSTAIRS.COM, INC.

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2002 AND 2001

(DASZKAL BOLTON LLP LETTERHEAD)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
Netstairs.com, Inc.
Fort Lauderdale, Florida

We have audited the accompanying balance sheets of Netstairs.com, Inc. as of March 31, 2002 and 2001 and the related statements of operations, changes in stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netstairs.com, Inc. as of March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are discussed in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DASZKAL BOLTON LLP

Boca Raton, Florida
April 24, 2002

NETSTAIRS.COM, INC.
BALANCE SHEETS
MARCH 31, 2002 AND 2001

ASSETS

	2002	2001

Current assets:
Cash	$25,911	$5,352
Loan receivable	12,000	10,000

Total current assets	37,911	15,352

Property and equipment, net	20,786	29,226

Total assets	$58,697	$44,578

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$17,265	$3,649
Accrued salaries	1,288,619	614,240
Due to related parties	17,510	5,500

Total current liabilities	1,323,394	623,389

Commitments and contingencies	—	—
Stockholders’ deficit:
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, -0- shares issued and outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, issued and outstanding, 4,460,867 shares at March 31, 2002 and 4,360,907 shares at March 31, 2001	482	454
Additional paid-in capital	549,903	269,971
Stock subscription receivable	(5,000)	(5,000)
Deferred compensation	(45,000)	—
Accumulated deficit	(1,765,082)	(844,236)

Total stockholders’ deficit	(1,264,697)	(578,811)

Total liabilities and stockholders’ deficit	$58,697	$44,578

See accompanying notes to financial statements.

NETSTAIRS.COM, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001

Revenues	$113,400	$1,725

Operating expenses:
Salary expense	650,000	644,700
Selling, general and administrative expenses	371,952	194,230
Depreciation and amortization	12,294	7,031

Total operating expenses	1,034,246	845,961

Net loss	$(920,846)	$(844,236)

Net loss per share, basic and diluted	$(0.20)	$(0.23)

Average weighted number of shares outstanding, basic and diluted	4,599,800	3,652,878

See accompanying notes to financial statements.

NETSTAIRS.COM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’DEFICIT
YEARS ENDED MARCH 31, 2002 AND 2001

					Additional
	Preferred Stock		Common Stock		Paid-In	Subscription	Deferred	Accumulated
	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	Deficit	Total

Balance, April 1, 2001	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock for founders	—	—	3,460,725	346	33	—	—	—	379
Issuance of common stock for cash	—	—	800,000	80	199,920	(5,000)	—	—	195,000
Issuance of common stock for services	—	—	73,600	7	18,393	—	—	—	18,400
Stock to be issued for compensation	—	—	180,000	18	44,982	—	—	—	45,000
Issuance of common stock for equipment	—	—	26,582	3	6,643	—	—	—	6,646
Net loss – March 31, 2001	—	—	—	—	—	—	—	(844,236)	(844,236)

Balance, March 31, 2001	—	—	4,540,907	454	269,971	(5,000)	—	(844,236)	(578,811)

Issuance of common stock for cash	—	—	30,000	3	29,997	—	—	—	30,000
Issuance of common stock for services	—	—	24,960	3	24,957	—	—	—	24,960
Stock to be issued for compensation	—	—	180,000	18	179,982	—	—	—	180,000
Stock issued for deferred compensation	—	—	45,000	4	44,996	—	(45,000)	—	—
Net loss – March 31, 2002	—	—	—	—	—	—	—	(920,846)	(920,846)

Balance, March 31, 2002	—	$—	4,820,867	$482	$549,903	$(5,000)	$(45,000)	$(1,765,082)	$(1,264,697)

See accompanying notes to financial statements.

NETSTAIRS.COM, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001

Cash flows from operating activities:
Net loss	$(920,846)	$(844,236)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	12,294	7,031
Common stock issued for services	24,960	18,400
Changes in assets and liabilities
Increase in loans receivable	(2,000)	(10,000)
Increase in accounts payable	13,616	3,649
Increase in accrued salaries	674,379	614,240

Net cash used in operating activities	(197,597)	(210,916)

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,854)	(36,257)
Common stock issued for equipment	—	6,646

Net cash provided by investing activities	(3,854)	(29,611)

Cash flows from financing activities:
Proceeds from related party loans	20,010	5,500
Repayments of related party loans	(8,000)	—
Stock subscription receivable	—	(5,000)
Stock to be issued for services	180,000	45,000
Proceeds from sale of common stock	30,000	200,379

Net cash provided by financing activities	222,010	245,879

Net increase in cash	20,559	5,352

Cash at beginning of period	5,352	—

Cash at end of period	$25,911	$5,352

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Common stock issued for services	$24,960	$18,400

Common stock issued for equipment	$—	$6,646

See accompanying notes to financial statements.

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

Netstairs.com, Inc. (the “Company”) is a Florida corporation organized on March 30, 2000. The Company plans to become the leading source of non-streaming video e-mail broadcast services through delivery of innovative solutions for both large and small businesses.

The Company’s Cybermercial allows clients to create and deliver custom tailored streaming and non–streaming video messages to their targeted audience for promotion of their companies, products and services.

Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company’s product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months to be cash equivalents. The Company had no cash equivalents at March 31, 2002 and 2001.

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line and double declining balance method over their estimated useful lives of three to seven years.

Revenue Recognition

The Company recognizes revenue when services are rendered and product is delivered to the customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Basic Loss Per Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

Diluted Loss Per Share

Diluted earnings per share reflect the potential dilution that could occur if dilutive securities (stock options and stock warrants) to issue common stock were exercised or converted into common stock that then shared in the earnings of the Company.

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with the provisions Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No.123, Accounting for Stock-Based Compensation. Under APB No. 25, expense is based on the difference, if any, on the date of the grant, between fair value of common stock and the exercise price. Stock issued to non-employees has been accounted for in accordance SFAS No. 123 and valued using the Black-Scholes option-pricing model.

New Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board (“FASB”) unanimously approved the issuance of Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Identifiable intangible assets will continue to be amortized over their estimated useful lives. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, provided that their first quarter financial statements have not been issued. The Company adopted SFAS 142 beginning January 1, 2002. The adoption of SFAS 142 is not expected to have a material impact on the Company’s earnings or financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS 143 will not have a material impact on its financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes that the adoption of FSAS 144 will not have a material impact on its financial statements.

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2002	2001

Computer equipment	$35,311	$33,116
Computer software	2,592	933
Furniture & equipment	2,208	2,208

Total	40,111	36,257
Less: accumulated depreciation	(19,325)	(7,031)

Property and equipment, net	$20,786	$29,226

Depreciation expense for the years ended March 31, 2002 and 2001 was $12,294 and $7,031, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

For the years ended March 31, 2002 and March 31, 2001, the Company’s shareholders have advanced $12,010 and $5,500, respectively to the Company. These advances were made to fund the working capital requirements of the Company. The related party loans payable are summarized as follows:

	2002	2001

Loans payable at beginning of period	$5,500	$—
Advances (payments) during the period	12,010	5,500

Balance at end of period	$17,510	$5,500

For the years ended March 31, 2002 and 2001, consulting service fees in the amount of $2,500 and $4,000, respectively, were paid to a shareholder for production and advertising.

The Company leases its office space from a related party during the years March 31, 2002 and 2001 on a month-to-month basis. Rental expense for the years ended March 31, 2002 and 2001 was $5,400 and $3,150, respectively.

The Company purchased certain services from a related party during the years March 31, 2002 and 2001. The fees paid for these services were $85,950 and $19,315, respectively.

NOTE 5 – COMMITMENTS UNDER EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with three officers. Each agreement has a term of five years and can be automatically renewed for succeeding terms of one year.

Under the terms of the agreement:

•	Each officer received an option to purchase 500,000 shares of common stock of the Company and each officer exercised his option in April 2002. See Note 8.

•	Each officer is entitled to an annual bonus of one and a half percent (1.5%) of net profits of the Company and may elect to take the bonus in any combination of cash and stock.

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – COMMITMENTS UNDER EMPLOYMENT AGREEMENTS, continued

•	In the event of death, the Company will pay the estate of the employee the lesser of the salary for the remaining five-year period or the salary for the remaining period of the agreement. Proceeds of life insurance, if any, paid to the designated beneficiary of the employee by the Company will be deducted from the above payments.

•	In the event employment is terminated (other than voluntarily by the employee or by the Company for cause or upon certain other conditions as specified), the Company is committed to a severance of the employee’s base salary and performance adjustments, if any, for a period of thirty-six months.

•	In the event of a change in control, as defined by the agreement, the employee has the right to resign within two years of such change in control or if the Company terminates him for any reason other than for substantial cause, the employee is entitled to the greater of three years base salary or the base salary for the remaining term of the agreement; plus an amount equal to two times the largest of the total of the bonuses previously paid in any one year by the Company to the employee.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, loans receivable, accounts payable, accrued salaries and payables to related parties approximate their fair value because of their short maturities.

NOTE 7 – STOCKHOLDERS’ EQUITY

During the year ended March 31, 2002, the Company issued its common stock for cash and in exchange for services as follows:

The Company issued a total of 30,000 shares or common stock at $1.00 per share for a total of $30,000, under a Private Placement Offering pursuant to Rule 506 of Regulation D of the Securities Act of 1933.

The Company issued 24,960 shares of its common stock at a price of $1.00 per share or $24,960 to certain consultants’ in lieu of payment for services provided to the Company. The Company recorded compensation expense of $24,960.

The Company granted 180,000 shares of common stock to its directors at a price of $1.00 per share or $24,960 for services provided for the year ended March 31, 2002. These shares were issued in April 2002. The Company recorded compensation expense of $180,000.

The Company issued 45,000 shares of common stock to an employee at a price of $1.00 per share for services relating to the period April 1, 2002 to December 31, 2002. The Company recorded deferred compensation of $45,000 at March 31, 2002.

During the year ended March 31, 2001, the Company issued its common stock for cash and in exchange for services as follows:

The Company issued 3,460,725 shares of its common stock to the founders of the Company for cash, and recorded common stock of $379.

The Company issued a total of 800,000 shares or common stock at $0.25 per share for a total of $200,000 under a Private Placement Offering pursuant to Rule 506 of Regulation D of the Securities Act of 1933. The Company recorded a subscription receivable of $5,000 for 20,000 shares of common stock issued.

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – STOCKHOLDERS’ EQUITY, continued

The Company issued 73,600 shares of its common stock to certain consultants at a price of $0.25 per share in lieu of payment for services provided to the Company. Compensation expense of $18,400 was recorded.

The Company granted 180,000 shares of common stock to its directors at a price of $0.25 per share or a total of $45,000 for services provided for the year ended March 31, 2001. These shares were issued in April 2002. The Company recorded compensation expense of $45,000.

The Company issued 26,582 shares of its common stock to an outside equipment supplier. These shares were issued in lieu of payment for computers purchased by the Company, at a price of $0.25 per share or a total of $6,646.

NOTE 8 – STOCK OPTIONS

In April 2000, the Company adopted “The 2000 Performance Equity Plan”, that authorized the Company to grant up to 4,000,000 shares of common stock to its officers, directors, employees and consultants.

During the year ended March 31, 2002, no options were granted by the Company. During the year ended March 31, 2001, the Company granted 1,500,000 stock options to certain officers. The weighted average fair value of options granted during the year ended March 31, 2001 is estimated on the date of the grant, using the Black-Scholes option-pricing method. The fair value of the options is $0.001. These options were exercised in April 2002.

The Company has elected to account for the stock options under the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense has been recognized on the employee stock options. The Company accounts for stock options granted to consultants under Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation.”

Had the compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, “Accounting for Stock Based Compensation,” the Company’s net earnings for the year ended March 31, 2001 would not have been affected. The fair value of each option is estimated on the date of grant using the fair market option-pricing model with the assumption:

Risk-free interest rate	6.5%
Expected life (years)	5
Expected volatility	N/A
Expected dividends	None

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – STOCK OPTIONS, continued

A summary of the options during the years ended March 31, 2002 and 2001 is shown below:

	March 31, 2002		March 31, 2001

	Number of	Weighted-Average	Number of	Weighted-Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	1,500,000	$0.001	—
Granted	—	—	1,500,000	0.001
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at March 31	1,500,000	$0.001	1,500,000	$0.001

Exercisable at March 31	1,500,000		—

Available for issuance at March 31	2,500,000		2,500,000

NOTE 9 – INCOME TAXES

The Company has an unused net operating loss carry forward of $236,463 available for use on its future corporate federal and state income tax returns. The Company’s evaluation of the tax benefit of its net operating loss carry forward is presented in the following table. At March 31, the tax amounts have been calculated using the 34% federal and 5.5% state income tax rates.

	2002	2001

Taxes currently payable	$—	$—
Deferred income tax benefit	—	—

Provision (benefit) for income taxes	$—	$—

Reconciliation of the Federal statutory income tax rate to the Company’s effective income tax rate at March 31 is as follows:

	2002	2001

Computed at the statutory rates	$(313,087)	$(287,040)
State income taxes, net of federal tax benefit	(33,427)	(30,646)
Change in deferred tax asset valuation allowance	346,514	317,686

Provision (benefit) for income taxes	$—	$—

NETSTAIRS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES, continued

The components of the deferred tax asset were as follows at March 31:

	2002	2001

Deferred tax assets:
Net operating carryforward	$88,981	$69,613
Accrued compensation	484,907	231,139
Stock based compensation	90,312	16,934

Total deferred tax asset	664,200	317,686

Deferred tax liabilities	—	—

Net deferred tax asset	664,200	317,686

Valuation allowance, beginning of year	(317,686)	—
Increase during the year	(346,514)	(317,686)

Valuation allowance, end of year	(664,200)	(317,686)

Net deferred taxes	$—	$—

The net operating loss carryover is summarized below:

Year Loss Originated	Year Expiring	Amount

March 31, 2001	2021	$184,995
March 31, 2002	2022	51,468

Total available net operating loss		$236,463

NOTE 10 – LEGAL MATTERS

The Company from time to time is a party to various legal proceedings. In the opinion of management, none of the proceedings are expected to have a material impact on its financial position or results of operations.

NOTE 11 – GOING CONCERN

The Company has minimal capital available to meet future obligations and to carry out its planned operations. The Company is dependent upon its shareholders for its financial support. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In order to begin any significant operations, the Company will have to pursue other sources of capital, and has plans to raise equity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management plans to increase its exposure to the advertising public through agency relationships. Management hopes that these relationships will substantially increase sales through current channels and develop new cybermail opportunities.

Accordingly, there are no assurances that the Company will be successful in achieving the above plans, or that such plans, if consummated, will enable the Company to obtain profitable operations or continue as a going concern.